1-14984

02050613

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 14, 2002

Pecom Energía S.A., the operating subsidiary of Perez Companc S.A.
(Exact Name of Registrant as Specified in its Charter)

Maipú 1 – Piso 22
(C1084ABA) Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT A

Attached hereto is a press release dated August 12, 2002, of Pecom Energía S.A., the operating subsidiary of Perez Companc S.A., announcing the results of both companies for the second quarter ended June 30, 2002.

PECOM
de Perez Companc S.A.

SECOND QUARTER 2002 RESULTS

Perez Companc
Buenos Aires: PC
NYSE: PC

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our web site at:
http://www.pecom.com

Buenos Aires, August 12, 2002 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC), controlling shareholder with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: PECO), announces both companies´ results for the second quarter ended June 30, 2002.

- Perez Companc S.A. (whose only asset is its equity interest in Pecom Energía S.A.) posted a net income of P$210 million ($0.098 per share and $0.985 per ADS) for the second quarter of 2002.

- Pecom Energía S.A. posted a net income of P$191 million for the second quarter of 2002 compared to P$135 million for the quarter ended June 30, 2001.

- The National Securities Commission (*Comisión Nacional de Valores (CNV)*), through General Resolution No.272 dated July 25, 2002, required that financial statements presented after the effective date of such resolution be inflation-adjusted. Therefore, inflation adjustment regulations will be applied as from this period.
  Figures reported in 2001 financial statements presented for comparative purposes have been restated in constant pesos as of June 30, 2002.

- Pecom Energía´s net sales increased to P$1,097 million or 27.3% in the second quarter of 2002 compared to P$862 million in 2001 quarter.

- Pecom Energía´s gross profit increased to P$463 million or 60.2% in 2002 quarter compared to P$289 million in 2001 quarter.

- Pecom Energía´s operating income for 2002 quarter amounted to P$385 million, P$65 million higher than income recorded in 2001 quarter. This 20.3% increase results from a P$174 million improvement in gross profit and a P$1 million reduction in exploration expenses offset by a P$13 million increase in administrative and selling expenses, a P$85 million drop in equity in operating earnings of affiliates and a P$12 million drop in other operating income.

- Capital expenditures and contributions to affiliates amounted to P$222 million in 2002 quarter compared to P$510 million in 2001 quarter.

PEREZ COMPANC S.A.
SECOND QUARTER 2002 RESULTS

Income Statement - Perez Companc S.A. (Consolidated Information) (in millions of pesos)	(Three-Month Periods)		(Six-Month Periods)	
	IIQ 02	IIQ 01	Jun-02	Jun-01
Net Sales	1,097	862	2,012	1,605
Cost of Sales	(634)	(573)	(1,254)	(1,092)
Gross Profit	463	289	758	513
Administrative and Selling Expenses	(114)	(105)	(243)	(207)
Exploration Expenses	(3)	(4)	(12)	(14)
Equity in Operating Earnings of Affiliates	44	129	112	233
Other Operating Income - Net	0	12	11	22
Operating Income	390	321	626	547
Other Income - Net	(38)	(15)	21	212
Equity in Non-Operating Earnings of Affiliates	112	(66)	(863)	(129)
Financial income (expense) and holding gain (losses)	(213)	(98)	(648)	(182)
Income before income tax and Minority Interest	251	142	(864)	448
Income tax	(40)	(4)	(75)	(12)
Minority Interest in Subsidiaries	(1)	(8)	11	(10)
Net Results	210	130	(928)	426

PECOM ENERGIA S.A.
SECOND QUARTER 2002 RESULTS

Income Statement - Pecom Energía S.A. (Consolidated Information) (in millions of pesos)	(Three-Month Periods)		(Six-Month Periods)	
	IIQ 02	IIQ 01	Jun-02	Jun-01
Net Sales	1,097	862	2,012	1,605
Cost of Sales	(634)	(573)	(1,254)	(1,092)
Gross Profit	463	289	758	513
Administrative and Selling Expenses	(119)	(106)	(238)	(207)
Exploration Expenses	(3)	(4)	(12)	(14)
Equity in Operating Earnings of Affiliates	44	129	112	233
Other Operating Income	0	12	11	22
Operating Income	385	320	631	547
Other Income - Net	(38)	(23)	21	204
Equity in Non-Operating Earnings of Affiliates	112	(58)	(863)	(121)
Financial income (expense) and holding gain (losses)	(232)	(98)	(638)	(180)
Income before income tax and Minority Interest	227	141	(849)	450
Income tax	(40)	(4)	(75)	(12)
Minority Interest in Subsidiaries	4	(2)	(5)	(2)
Net Results	191	135	(929)	436

Net Sales

(in millions of pesos)	(Three-Month Periods)		(Six-Month Periods)	
	IIQ 02	IIQ 01	Jun-02	Jun-01
E&P	682	461	1,276	871
Refining	238	205	392	383
Petrochemical	298	200	491	372
Hydrocarbons Marketing & Transportation	4	15	8	35
Electricity	58	90	130	157
Other Investments	50	23	57	45
Eliminations between Businesses	(233)	(132)	(342)	(258)
Total	1,097	862	2,012	1,605

Net sales increased P$235 million to P$1,097 million in 2002 quarter from P$862 million in 2001 quarter, primarily due to the significant rise in the price of the main commodities. In the prevailing inflationary scenario, the price of the main products significantly increased in real terms on the basis of the dollarization of funds from foreign operations and the alignment of domestic prices with export reference prices. In such respect, in the three-month period ended June 30, 2002, the price of crude oil, styrene and polystyrene increased 60.8%, 72.4% and 46.8%, respectively, in terms of pesos. Through the implementation of a pro-active export-directed trade policy, the domestic recessive market limitations were successfully offset. In 2002 quarter, sales for the Oil and Gas Exploration and Production business segment increased P$221 million while sales for the Petrochemical, Refining and Other Investment business segments increased P$98 million, P$33 million and P$27 million, respectively. In contrast, sales revenues from the Electricity segment declined P$32 million.

Gross Profit

(in millions of pesos)	(Three-Month Periods) IIQ 02	IIQ 01	(Six-Month Periods) Jun-02	Jun-01
E&P	327	200	570	366
Refining	5	21	15	35
Petrochemical	103	34	143	59
Hydrocarbons Marketing & Transportation	2	4	3	10
Electricity	12	29	24	45
Other Investments	32	6	22	8
Eliminations between Businesses	(18)	(5)	(19)	(10)
Total	463	289	758	513

Gross profit increased P$174 million, to P$463 million in 2002 quarter from P$289 million in 2001 quarter, mainly as a result of a P$127 million and P$69 million increase in the Oil and Gas Exploration and Production and Petrochemicals business units, respectively, attributable to increased marketing margins in terms of pesos as a result of the peso devaluation. This, in turn, was leveraged by improved competitiveness of production costs in Argentina.

Administrative and Selling Expenses

The P$13 million increase when comparing both quarters was mainly attributable to:

- A P$17 million increase in the E&P business as a result of the impact of devaluation on foreign operations. The ratio of administrative and selling expenses to sales, however, remained unchanged in both periods.
- A P$5 million increase in the Petrochemical business segment mainly due to the effect of the peso devaluation on expenses related to Brazil operations.

Equity in Operating Earnings of Affiliates

(in millions of pesos)	(Three-Month Periods) IIQ 02	IIQ 01	(Six-Month Periods) Jun-02	Jun-01
Compañia de Inversiones de Energía / TGS	-	56	-	104
Oleoductos del Valle	3	5	6	10
Distrilec Inversora (Edesur)	0	18	17	43
Citelec (Transener)	-	11	-	23
Pecom Agra	-	17	-	14
Petrolera Perez Companc	4	5	9	8
Refinería del Norte	5	0	13	10
Cerro Vanguardia	27	5	55	8
EBR	0	4	2	4
Petroquímica Cuyo	5	2	8	1
Yacylec	1	2	3	4
Others	(1)	4	(1)	4
Total	44	129	112	233

Other Income Net

Other Income, net recorded P$38 million and P$23 million losses, respectively.
In 2002 quarter, losses were primarily attributable to the following:

- P$29 million for contingencies related to contractual commitments assumed with OCP in connection with the future production of Block 31, in Ecuador, derived from delays in the area development plan on account of a global reduction in the Company's investment plan.
- P$6 million for tax on banking transactions.
- P$3 million for the sale of fixed assets.

In 2001 quarter, losses were primarily attributable to the following:

- P$6 million for tax on banking transactions.
- P$10 million for fees in connection with administrative processes optimization and e-commerce strategy and project discontinuance.
- P$4 million for impairment of assets.

Equity in Non-operating Earnings of Affiliates

(in millions of pesos)	(Three-Month Periods) IIQ 02	IIQ 01	(Six-Month Periods) Jun-02	Jun-01
Compañía de Inversiones de Energía / TGS	23	(36)	(497)	(69)
Oleoductos del Valle	3	(2)	6	(4)
Distrilec Inversora (Edesur)	41	(8)	(87)	(20)
Citelec (Transener)	59	(8)	(232)	(16)
Pecom Agra	0	(2)	0	(2)
Petrolera Perez Companc	(4)	(1)	(6)	(2)
Refinería del Norte	11	(2)	(18)	(4)
Cerro Vanguardia	(20)	1	(2)	(2)
EBR	(3)	0	(5)	0
Petroquímica Cuyo	0	0	(19)	0
Yacylec	1	0	(4)	(1)
Others	1	0	1	(1)
Total	112	(58)	(863)	(121)

Equity in non-operating earnings of affiliates accounted for a P$112 gain in 2002 quarter, which includes P$82 million for the positive valuation of interest in Citelec and TGS, following a negative shareholders' equity position as of March 31, 2002, whereby they were recorded at zero value as of such date. Excluding such effect, equity in non-operating earnings of affiliates accounted for a P$30 million gain, primarily determined by adjustment for inflation generated by the significant borrowing monetary net positions of such companies, which offset the impact of exchange differences and related financial costs. In 2001 quarter, equity in non-operating earnings of affiliates recorded a P$58 million loss, determined by the impact of the respective financial liabilities and income tax.

Financial and Holding Results

(in millions of pesos)	(Three-Month Periods) IIQ 02	IIQ 01	(Six-Month Periods) Jun-02	Jun-01
Interests (Gain)	23	9	36	27
Interest (Loss)	(221)	(96)	(433)	(190)
Exchange Differences	(2,337)	(2)	(7,605)	(4)
Conversion & Translation	(441)	0	2,923	0
Indexation	(18)	0	(32)	0
Taxes on Indebtedness	(2)	(6)	(3)	(10)
Holding Gains (Losses)	7	(3)	30	(3)
Other Income (Expense) Net	(2)	0	(3)	0
Exposure to Inflation Results	2,759	0	4,449	0
Total	(232)	(98)	(638)	(180)

Financial income (expense) and holding gains (losses) increased P$134 million, amounting to a P$232 million loss compared to a P$98 million loss in 2001 quarter, primarily attributable to:

- A P$2,337 million loss for exchange differences resulting from the effect of the significant peso devaluation on the foreign currency borrowing monetary net position.
- A P$441 million loss as a result of translation and conversion.
- A P$111 million increase in net interest to P$198 million from P$87 million in line with the significant increase in terms of pesos in average indebtedness, primarily U.S. dollar denominated indebtedness.
- A P$2,759 million gain for exposure to inflation generated by the significant borrowing monetary position, which offset nominal losses for exchange differences and interest.

Income Tax

Income tax provision increased to P$40 million from P$4 million. The 2002 quarter income tax primarily derives from foreign operations income tax.

Balance Sheet	(in millions of pesos)	
(Consolidated Information)	Jun-02	Jun-01
Current Assets		
Cash & Investments	994	679
Accounts receivable - trade	930	790
Inventories & Other Assets	1,120	761
Total Current Assets	3,044	2,230
Noncurrent Assets		
Investments	1,807	2,279
Fixed Assets	9,710	6,815
Other Assets	252	498
Total Noncurrent Assets	11,769	9,592
Total Assets	14,813	11,822
Current Liabilities		
Accounts payable	562	534
Short-Term Debt	3,683	1,716
Other Liabilities	581	482
Total Current Liabilities	4,826	2,732
Noncurrent Liabilities		
Long-Term Debt	5,081	3,202
Other Liabilities	272	108
Total Noncurrent Liabilities	5,353	3,310
Total Liabilities	10,179	6,042
Minority Interest in Subsidiaries	52	33
Shareholders' Equity	4,582	5,747

During the last 12 months, total assets increased P$2,991 million or 25.3%. Total assets as of June 30, 2002, comprise fixed assets (65.6%) and equity interest in companies (12.2%).

Total liabilities increased P$4,137 million. Liabilities as of June 30, 2002 amount to P$10,179 million, 86.1% of which are financial liabilities.

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

	(Three-Month Periods)		(Six-Month Periods)	
(in millions of pesos)	IIQ 02	IIQ 01	Jun-02	Jun-01
Net Sales	682	461	1,276	871
Gross Profit	327	200	570	366
Administrative and Selling Expenses	(55)	(38)	(104)	(71)
Exploration Expenses	(3)	(4)	(12)	(14)
Equity in Operating Earnings of Affiliates	3	6	8	12
Other Operating Results	(8)	0	(4)	0
Operating Income	264	164	458	293

- Combined sales of oil and gas slightly declined to 183.2 thousand BOE/d or 1.1% in 2002 quarter. Oil sales volumes declined to 122.3 thousand barrels or 3.2 % in 2002 quarter. Gas sales volumes increased to 365.6 million cubic feet per day or 3.5 % in 2002 quarter.
  Net sales for this business segment increased to P$682 million or 47.9% in 2002 quarter, primarily due to higher sales prices resulting from the peso devaluation.

- In Argentina, sales for the Oil and Gas Exploration and Production segment increased to P$389 million or 31.4%. Net sales of oil increased to P$330 million in 2002 quarter. This increase primarily results from the significant rise in sales prices to P$59.1 per barrel from P$37.9 per barrel mainly due to the peso devaluation. As from the quarter of 2002 oil prices recovered strongly in the domestic market. In such respect, since export parity was taken as a reference the effects of the strong peso devaluation were passed through to local prices. In contrast, in the quarter of 2002, the 20% tax on exports became effective and had an impact on the final price of export products. Such tax accounted for a P$21 million lower revenue.

  Daily sales volumes declined to 61.3 thousand barrels or 10.6%. The 2001 quarter includes sales attributable to Pampa del Castillo - La Guitarra area which was sold in October 2001. Excluding Pampa del Castillo - La Guitarra, sales volumes increased 4.1% compared to 2001 quarter. This was mainly due to the development of Jagüel de los Machos area and the result of lifting activities in Medanito, Santa Cruz I and II and Puesto Hernández.

  Natural gas sales totaled P$59 million in both quarters. Daily sales volumes slightly increased to 294.7 million cubic feet or 1.7% in 2002 quarter. Sales prices stated in constant currency remained mostly unchanged in agreement with the provisions under the Public Emergency Law that restricts the possibility of increasing the price of gas sold in the domestic market, specially as regards sales agreements entered into with utilities. During the period under review, however, the Company renegotiated the terms of certain gas sales agreements, specially those entered into with exporting clients and the prices fixed thereunder were adjusted based on the new economic context.

- Combined sales of oil and gas outside of Argentina increased to P$293 million or 77.6% in 2002 quarter. Daily sales volumes of oil and gas increased to 72.8 thousand BOE or 6.3%.
  In Venezuela, the daily volume of oil sold increased to 48.7 thousand barrels or 8.2 % as a result of intensive drilling and workover activities. Natural gas sales volumes increased 51.4% in 2002 quarter.

- Gross profit for this segment significantly increased to P$327 million or 63.5% in 2002 quarter. Gross margin increased to 47.9% in 2002 quarter from 43.4% in 2001 quarter. The increase in gross margin primarily resulted from the competitive improvement of Argentine operations, with dollar denominated prices and a structure of operating costs mostly denominated in pesos. In addition, the peso devaluation had a positive impact on dollar denominated gross profit for operations outside of Argentina.

- The ratio of Administrative and Selling expenses to sales remained unchanged at 8% in both periods.

- Other Operating Income – net recorded a P$8 million loss in 2002 quarter, primarily attributable to the settlement of commercial controversies and the payment of fines to contractors for contract termination, as a consequence of investment-saving measures.

Oil Sales (volumes & average prices)	Thousands bbl / day				Pesos per barrel			
	Three Months		Six Months		Three Months		Six Months	
	IIQ 02	IIQ 01	Jun-02	Jun-01	IIQ 02	IIQ 01	Jun-02	Jun-01
Argentina	61.3	68.6	59.4	65.1	59.14	37.87	57.74	37.75
Venezuela	48.7	45.0	49.7	43.0	41.39	25.49	38.84	25.25
Peru	11.0	11.4	11.0	11.7	73.90	36.49	68.89	36.40
Bolivia	1.3	1.5	1.4	1.4	81.82	52.97	69.88	54.59
Total	122.3	126.5	121.6	121.2	53.63	33.52	51.18	33.38

Gas Sales (volumes & average prices)	Million Cubic Feet / day				Pesos per Thousand cubic feet			
	Three Months		Six Months		Three Months		Six Months	
	IIQ 02	IIQ 01	Jun-02	Jun-01	IIQ 02	IIQ 01	Jun-02	Jun-01
Argentina	294.7	289.7	274.7	279.6	2.20	2.25	1.96	2.13
Venezuela	27.8	18.4	25.2	18.0	1.51	1.70	1.72	1.77
Peru	8.2	8.1	8.3	8.6	8.14	4.60	7.09	4.21
Bolivia	34.9	37.2	36.6	36.7	5.05	3.54	5.09	3.54
Total	365.6	353.4	344.8	342.9	2.55	2.41	2.40	2.31

Oil & Gas Production (thousands of boe / day)	(Three-Month Periods) IIQ 02	IIQ 01	(Six-Month Periods) Jun-02	Jun-01
- Oil Argentina	61.3	70.2	61.6	67.5
- Oil Venezuela	49.7	45.2	50.6	44.1
- Oil Perú	11.0	11.4	11.0	11.6
- Oil Bolivia	1.3	1.5	1.4	1.5
- Oil Ecuador	0.0	0.0	0.1	0.0
Total Oil Production	123.3	128.3	124.7	124.7
- Gas Argentina	46.5	50.3	45.3	47.7
- Gas Venezuela	4.6	3.5	4.2	3.3
- Gas Perú	1.1	1.3	1.1	1.4
- Gas Bolivia	5.8	6.3	6.2	6.3
Total Gas Production	58.0	61.4	56.8	58.7
Total Oil & Gas Production	181.3	189.7	181.5	183.4

(*) Includes consolidated & nonconsolidated operations

Hedge of Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments are based on West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sales price in the market.
Income (loss) generated by such instruments, used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of June 30, 2002, the Company's oil hedge agreements for year 2002 provide for hedging prices that change according to the WTI actual price. The hedging volume is 45,500 bbl/d. For WTI prices below 15 US$/bbl, the hedging price is 15.97 US$/bbl, while for WTI prices equal or above 15 US$/bbl and equal or below 23 US$/bbl, the hedging price is 17.36 US$/bbl. For WTI prices of 24 US$/bbl, the hedging price is 17.84 US$/bbl. For WTI prices of 25 US$/bbl, the hedging price is 18.55 US$/bbl. For WTI prices above 25 US$/bbl, the hedging price increases US$1 per each dollar of WTI price increase. Premiums paid were distributed among hedging prices.

For the year 2003, option agreements provide a more flexible structure. For WTI prices below 20 US$/bbl, the hedging price is 19.53 US$/bbl and the hedging volume amounts to 55,000 bbl/d. For WTI prices equal to or above 20 US$/bbl and below 21 US$/bbl, the hedging price is 18.14 US$/bbl and the hedging volume falls to 30,000 bbl/d. For WTI prices equal to or above 21 US$/bbl and below or equal to 27 US$/bbl, the hedging price is 19.51 US$/bbl and the hedging volume falls to 5,000 bbl/d. For WTI prices above 27 US$/bbl, the hedging volume increases to 40,000 bbl/d and the hedging price is 25.05 US$/bbl. Premiums paid were distributed among reported hedging prices.

For the January 2003 - December 2005 period, the Company carries sold options for a volume of about 20.1 million barrels (an average of 18,300 bbl/d) at an average exercise price of 19.71 US$/bbl.

Refining

(in millions of pesos)	(Three-Month Periods) IIQ 02	IIQ 01	(Six-Month Periods) Jun-02	Jun-01
Net Sales	238	205	392	383
Gross Profit	5	21	15	35
Administrative and Selling Expenses	(10)	(11)	(21)	(23)
Equity in Operating Earnings of Afiliates	5	11	14	13
Other Operating Results	(3)	(1)	(6)	(3)
Operating Income	(3)	20	2	22

- Operating income for 2002 quarter dropped P$23 million and recorded a P$3 million loss compared to a P$20 million gain in 2001 quarter. In 2002 performance of this business segment was significantly affected by the Argentine deep economic crisis and the severe currency devaluation that resulted in a sharp shrinkage in demand in addition to the impossibility of protecting business margins on account of the strong political pressure exerted by the Argentine Government to prevent a price increase and ensure supply. In such respect, under Law 25,596 a diesel oil supply emergency was declared and diesel oil imports and sales were authorized without charging the fuel transfer tax and a transportation sales price of Ps.0.75/liter was agreed upon with leading refiners. Along these lines, tax rate on diesel oil exports increased from 5% to 20%.
  During 2002 quarter crude oil volumes processed increased 3.3% to an average of 28,825 bbl/d.

- Net sales of refinery products increased 16.1% to P$238 million in 2002 quarter from P$205 million in 2001 quarter, boosted by local price increases and higher export volumes. Total sales volumes dropped 8% compared to 2001 quarter. In spite of the local market shrinkage and the lack of profitability, reduced local sales (about 40% lower) were offset by a 144% significant increase in exports.
  Diesel oil and gasoline sales volumes dropped 32% and 27%, respectively, in line with an 11% reduction in local consumption. In addition, and limited by the virtual interruption of most works in progress, asphalt sales volumes declined 62%. Conversely, an increase was recorded in sales volumes of paraffin products (110%), fuel oil (53%) and other heavy products.
  As a reaction to the sharp shrinkage in the domestic market and low prices in diesel oil used for transportation, the trade policy was directed to local sales of products with higher margins and to export markets. Along these lines, a significant increase was recorded in diesel oil exports (609%) mainly to bordering countries, heavy products exports to the USA and paraffin products exports to the USA and Brazil.

- Gross profit dropped P$16 million to P$5 million in 2002 quarter from P$21 million in 2001 quarter. Gross margin decreased from 10% in 2001 quarter to 3% in 2002 quarter. Express Government initiatives and the gradual drop in the activity level could curb the passing through of the increase in crude oil costs to sales prices. In 2002 quarter, in spite of a 5% drop in international reference prices, the average price of crude oil in terms of pesos increased 46.3% to P$79/bbl, compared to P$54/ bbl in 2001 quarter, reflecting the impact of devaluation. As a consequence of crude oil cost behavior, diesel oil sales prices increased 18%, heavy products

88%, aromatics and paraffins 29%, medium distillates 23% and asphalts 16% while gasoline sales prices dropped 6%.

- Equity in operating earnings of affiliates decreased to P$5 million from P$11million due to the following:
  - Equity in earnings of Refinería del Norte dropped to P$5 million from P$8 million, mainly due to a drop in marketing margins, resulting from an increase in refining costs and reduced export sales volumes, offset by an increase in diesel oil and gasoline domestic sales volumes.
  - Equity in earnings of EBR did not record significant income in 2002 quarter compared to a P$3 million gain in 2001 quarter.

Refining Product Sales (volumes & average prices)	Thousand Cubic Meters - Metric Tons				Pesos per Cubic Meter - Metric Ton			
	Three Months		Six Months		Three Months		Six Months	
	IIQ 02	IIQ 01	Jun-02	Jun-01	IIQ 02	IIQ 01	Jun-02	Jun-01
Diesel Oil (M3)	144	213	284	398	543	462	496	461
Gasolines (M3)	23	32	54	63	536	571	492	573
Other Middle Dist. (M3)	5	9	6	12	625	508	601	512
Asphalts (MT)	8	21	19	44	441	381	384	381
Aromatics & Reform. (MT)	91	70	153	131	848	670	763	667
Other Heavy Products (MT)	112	89	204	162	518	276	413	287

Petrochemicals

	(Three-Month Periods)		(Six-Month Periods)	
(in millions of pesos)	IIQ 02	IIQ 01	Jun-02	Jun-01
Net Sales	298	200	491	372
Gross Profit	103	34	143	59
Administrative and Selling Expenses	(27)	(22)	(53)	(41)
Equity in Operating Earnings of Afiliates	5	1	8	1
Other Operating Results	4	0	6	0
Operating Income	85	13	104	19

- Operating income for the Petrochemical business segment increased P$72 million to P$85 million in 2002 quarter from P$13 million in 2001 quarter, primarily due to higher sales prices of styrenics resulting from the effect of the peso devaluation in addition to higher international prices.

- Sales for 2002 quarter increased 49%.
  Sales of styrenics in Argentina increased P$45 million to P$111 million from P$66 million. In 2002 quarter, the price of styrene and polystyrene significantly rose by 72.4% and 43.8%, respectively, as a consequence of the combined effect of the peso devaluation and a rise in international reference prices, 39% and 24%, respectively, the latter resulting from operational difficulties in certain USA and European plants. Average price of rubber increased 40.8%.
  It is worth noting that the implementation of an active trade policy aimed at consolidating foreign markets allowed to overcome the restrictions imposed by the domestic demand and resulted in increased total sales volumes. Styrene and polystyrene sales volumes rose 16.6%, primarily due to a 75% increase in styrene volumes attributable to a 690% significant increase in exports mainly to Brazil. This allowed to mitigate a 31% drop in the domestic market. Total rubber sales volumes increased 4.7%. SBR export volumes increased 13%, mainly to Brazil, Chile, USA and Peru, offsetting a 12% drop in the domestic market, due to increased competitive imports attributable to improved financing conditions.
  Total fertilizers sales volumes significantly decreased due to a reduced use of fertilizers, especially in the wheat sowing area. The drop in sales volumes of fertilizers manufactured in the Company's own plant was 4% and in resale fertilizers 72%. This drop was offset by increased sales prices mainly as a result of the passing through of higher costs due to the peso devaluation.

Innova sales for the period increased to P$143 million or 127%. Styrene and polystyrene sales prices rose 102% and 76%, respectively, as a result of the peso devaluation accompanied by improved international prices. Styrene sales volumes in the Brazilian market increased about 37% to 6.3 thousand tons, as a result of the development of new customers. Polystyrene sales volumes increased to 26.1 thousand tons or 13%, boosted by increased export volumes, mainly to USA and Africa.

- Gross profit significantly increased to P$69 million. Gross margin increased to 35% from 17%. The styrenics business both in Argentina and Brazil was favorably affected by increased international margins.

- Administrative and selling expenses increased 23% in 2002 quarter primarily due to the devaluation effects on Innova's expenses.

- Equity in operating earnings of affiliates is attributable to equity in earnings of Petroquímica Cuyo. The improvement primarily results from increased polypropylene marketing margins and to a change in the mix of domestic and export sales.

Petrochemical Product Sales Argentina (volumes & average prices)	Thousand Tons				Pesos per Ton			
	Three Months		Six Months		Three Months		Six Months	
	IIQ 02	IIQ 01	Jun-02	Jun-01	IIQ 02	IIQ 01	Jun-02	Jun-01
Styrene	12	7	16	15	2,452	1,422	2,226	1,468
Propylene	7	5	11	10	767	700	630	710
Polystyrene	14	14	26	27	2,945	2,006	2,652	2,075
SBR	13	13	23	24	2,530	1,802	2,387	1,813
Fertilizers	75	127	107	178	626	415	619	418
Total	121	166	183	254	1,288	709	1,278	797

Petrochemical Product Sales Brazil (volumes & average prices)	Thousand Tons				Pesos per Ton			
	Three Months		Six Months		Three Months		Six Months	
	IIQ 02	IIQ 01	Jun-02	Jun-01	IIQ 02	IIQ 01	Jun-02	Jun-01
Styrene	23	17	46	34	2,608	1,290	2,196	1,376
Polystyrene	26	23	48	48	2,835	1,613	2,740	1,741
Total	49	40	94	82	2,728	1,476	2,473	1,589

Hydrocarbons Marketing and Transportation

(in millions of pesos)	(Three-Month Periods)		(Six-Month Periods)	
	IIQ 02	IIQ 01	Jun-02	Jun-01
Net Sales	4	15	8	35
Gross Profit	2	4	3	10
Administrative and Selling Expenses	0	0	(1)	(2)
Equity in Operating Earnings of Afiliates	3	60	6	115
Other Operating Results	3	4	7	8
Operating Income	8	68	15	131

- Net sales for the Hydrocarbon Marketing and Transportation segment significantly dropped due to a reformulation of the liquid processing business. Oil, gas and LPG brokerage operations decreased to P$4 million from P$7 million mainly due to conversion into pesos of gas operations and a 70% drop in oil operations volumes, partially offset by improved prices since it is a commodity marketed in dollars. In addition, 2001 quarter includes an P$8 million income from gas processing activities. As from 2002 fiscal year, liquid processing activities are developed by the Oil and Gas Exploration and Production business unit.

- The change in equity operating earnings of affiliates was due to the following:
  - Equity in earnings of Oldelval S.A. decreased to P$3 million from P$7 million, mainly due to the effect of pesification of transportation agreements under the Public Emergency Law. Effective as from June 2002, Oldelval has renegotiated said agreements with oil producers, with a partial recognition of the peso devaluation effects.
  - Income from direct and indirect interest in CIESA and TGS posted a P$53 million gain in 2001 quarter while no operating results were reported in 2002 quarter.

Electricity

(in millions of pesos)	(Three-Month Periods) IIQ 02	IIQ 01	(Six-Month Periods) Jun-02	Jun-01
Net Sales	58	90	130	157
Gross Profit	12	29	24	45
Administrative and Selling Expenses	(3)	(4)	(7)	(7)
Equity in Operating Earnings of Afiliates	1	31	20	70
Other Operating Results	5	9	11	17
Operating Income	15	65	48	125

- Net sales of electricity generation decreased to P$45 million or 34% from P$68 million.
  Net sales attributable to the Genelba Power Plant dropped to P$38 million or 32.1% in 2002 quarter from P$56 million in 2001 quarter. This drop resulted from the effects of tariff and contract pesification that reduced to P$28.3 per MWh or 43.5% in constant pesos the average price of energy and power delivered. As regards electricity sales volumes, in 2002 quarter energy delivered increased 20.5% totaling 1,330 GWh., as a consequence of an improvement in the plant's operating availability factor that increased to 82.2% from 67.2% attributable to the power plant coming out of dispatch in 2001 on account of the high water supply in the Comahue area. In spite of an about 3% drop in energy demand, the Power Plant had increased power deliveries on account of Genelba's improved costs compared to its competitors. In both periods, the Power Plant operating availability was approximately 95%.
  Net sales attributable to the Pichi Picún Leufú Complex dropped to P$7 million or 41.7% as a consequence of the combined effect of lower prices and a drop in energy generation to 228 GWh from 349 GWh in 2001 quarter. Average prices in constant pesos dropped to P$27 per MWh in 2002 from P$34.1 per MWh in 2001 quarter, due to the beforementioned pesification, partially offset by the application of area prices on account of restrictions on the transportation capacity through the national grid during 2001 period. In the period under review, a P$1 million accrual was recorded on account of the application of the Energy Support Price Method.

  Net sales of nuclear fuel elements and other products dropped to P$11 million or 47.6%. During 2002 quarter this activity was restricted on account of the shutdown of Atucha I and

Embalse nuclear power plants but was partially offset by increased sales of other products to foreign markets.

- Gross profit for the generation business dropped to P$6 million or 76% in 2002 quarter from P$25 million in 2001 quarter. Gross margin declined to 13.3% in 2002 quarter from 36.8% in 2001 quarter, mainly affected by the distortions caused by pesification within an inflationary context and a partially dollarized cost structure.
  As regards the nuclear fuel elements business, gross profit increased to P$5 million or 25% in 2002 quarter from P$4 million in 2001 quarter. Gross margin increased to 45.5% in 2002 quarter from 19% in 2001 quarter, mainly due to an improvement derived from price renegotiation and improved margins from exports of other products.

- The change in equity in operating earnings of affiliates mainly derived from the following:

  - Equity in earnings of Distrilec Inversora, controlling company of Edesur, recorded zero income in 2002 quarter compared to a P$16 million gain in 2001 quarter. Sales revenues from Edesur S.A. dropped 48.5% as a result of the combined effect of an about 45% decline in average sales prices in constant currency derived from the tariff and contract pesification and a 4.7% shrinkage in the demand for energy supplied by Edesur S.A..

  - Equity in earnings of Citelec, controlling company of Transener, recorded no operating income during 2002 quarter, compared to a P$11 million gain during 2001 quarter.

Electricity Sales (volumes & average prices)	Gwh				Pesos per Mwh			
	Three Months		Six Months		Three Months		Six Months	
	IIQ 02	IIQ 01	Jun-02	Jun-01	IIQ 02	IIQ 01	Jun-02	Jun-01
Combined Cycle	1,330	1,104	2,633	2,014	28.33	50.06	31.01	47.30
Hydro	228	349	395	554	26.95	34.10	30.59	36.37
Total	1,558	1,453	3,028	2,568	28.13	46.07	30.95	44.93

Other Businesses

(in millions of pesos)	(Three-Month Periods) IIQ 02	IIQ 01	(Six-Month Periods) Jun-02	Jun-01
Net Sales	50	23	57	45
Gross Profit	32	6	22	8
Administrative and Selling Expenses	(5)	(4)	(10)	(8)
Equity in Operating Earnings of Afiliates	27	20	56	22
Other Operating Results	(1)	0	(3)	0
Operating Income	53	22	65	22

- Income from the farming activity increased to P$20 million or 66.7%. This improvement results from the combined effect of improved prices as a consequence of the devaluation and increased production volumes, since 2001 quarter was affected by a delayed harvest and a drop in livestock sales, mainly resulting from floods in the province of Buenos Aires. Income from the forestry activity increased to P$30 million in 2002 quarter from P$11 million in 2001 quarter. This improvement results from the combined effect of a 35% rise in sales volumes and increased exports derived from improved international competitiveness arising from devaluation.

- Equity in operating earnings of affiliates increased as a result of the following:
  - In 2002 quarter, equity in earnings of Cerro Vanguardia S.A. increased to P$27 million compared to P$4 million in 2001 quarter. This significant increase resulted from a rise in the price of gold in constant pesos. In July 2002, shareholding in Cerro Vanguardia was sold.
  - Equity in earnings of Pecom Agra did not generate any income in 2002 quarter since it was part of the asset swap approved in 2002 quarter compared to a P$16 million gain in 2001 quarter.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2002

By: ______________________

Name: Mario C. Lagrosa

Title: [illegible]